1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date : March 9, 2018	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC February 2018 Revenue Report

Hsinchu, Taiwan, R.O.C. – March 9, 2018 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for February 2018: On a consolidated basis, revenues for February 2018 were approximately NT$64.64 billion, a decrease of 18.9 percent from January 2018 and a decrease of 9.5 percent from February 2017. Revenues for January through February 2018 totaled NT$144.38 billion, a decrease of 2.5 percent compared to the same period in 2017.

TSMC February Revenue Report (Consolidated):

(Unit:NT$ million)
Period	February 2018	January 2018	M-o-M Increase (Decrease) %	February 2017	Y-o-Y Increase (Decrease) %	January to February 2018	January to February 2017	Y-o-Y Increase (Decrease) %

Net Revenues	64,641	79,741	(18.9)	71,423	(9.5)	144,381	148,039	(2.5)

TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Senior Director Corporate Communications Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Project Manager PR Department Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of February 2018.

1.	Sales volume (in NT$ thousands)

Period	Items	2018	2017

Feb.	Net sales	64,640,562	71,422,961
Jan. - Feb.	Net sales	144,381,234	148,039,219

2.	Funds lent to other parties (in NT$ thousands)

Lending Company	Limit of lending	Amount Drawn
		Bal. as of period end

TSMC China*	52,032,392	20,380,800

*	The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.

3.	Endorsements and guarantees (in NT$ thousands):

Guarantor	Limit of guarantee	Amount
		Bal. as of period end

TSMC*	380,514,383	36,023,394

*	The guarantees were provided to TSMC Global and TSMC North America, which are both wholly-owned subsidiaries of TSMC.

4.	Financial derivative transactions (in NT$ thousands)

(1) Derivatives not under hedge accounting.

•	TSMC

		Forward

Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	23,905,395
	Mark to Market Profit/Loss	90,045
	Unrealized Profit/Loss	(245,940)
Expired Contracts	Notional Amount	76,088,965
	Realized Profit/Loss	706,642
Equity price linked product (Y/N)		N

•	TSMC China

		Forward

Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	17,310,301
	Mark to Market Profit/Loss	24,017
	Unrealized Profit/Loss	(169,469)
Expired Contracts	Notional Amount	35,933,319
	Realized Profit/Loss	780,472
Equity price linked product (Y/N)		N

•	VisEra Tech

		Forward

Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	483,160
	Mark to Market Profit/Loss	1,617
	Unrealized Profit/Loss	(3,429)
Expired Contracts	Notional Amount	612,005
	Realized Profit/Loss	9,435
Equity price linked product (Y/N)		N

•	TSMC Nanjing

		Forward

Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	3,878,885
	Mark to Market Profit/Loss	11,012
	Unrealized Profit/Loss	18,870
Expired Contracts	Notional Amount	5,361,480
	Realized Profit/Loss	(4,656)
Equity price linked product (Y/N)		N

(2) Derivatives under hedge accounting.

•	TSMC

		Forward

Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	2,660,583
	Mark to Market Profit/Loss	31,979
	Unrealized Profit/Loss	27,295
Expired Contracts	Notional Amount	636,360
	Realized Profit/Loss	10,230
Equity price linked product (Y/N)		N

•	TSMC Global

		Future

Margin Payment		(17,234)
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	4,098,303
	Mark to Market Profit/Loss	5,019,054
	Unrealized Profit/Loss	(23,167)
Expired Contracts	Notional Amount	6,607,528
	Realized Profit/Loss	161,400
Equity price linked product (Y/N)		N